EXHIBIT 99.1

FACTORS AFFECTING FUTURE OPERATING RESULTS

RISKS RELATED TO REAL ESTATE INVESTMENTS

We invest primarily in regional mall shopping centers and other retail properties, which are subject to a number of significant risks which are beyond our control

Real property investments are subject to varying degrees of risk that may affect the ability of our retail properties to generate sufficient revenues to meet operating and other expenses, including debt service, lease payments, capital expenditures and tenant improvements, and to make distributions to GGP. A number of factors may decrease the income generated by a retail property, including:

•                  the regional and local economy, which may be negatively impacted by plant closings, industry slowdowns, adverse weather conditions, natural disasters and other factors;

•                  local real estate conditions, such as an oversupply of, or a reduction in demand for, retail space or retail goods, and the availability and creditworthiness of current and prospective tenants;

•                  perceptions by retailers or shoppers of the safety, convenience and attractiveness of the retail property; and

•                  the convenience and quality of competing retail properties and other retailing options such as the Internet.

Income from retail properties and retail property values are also affected by applicable laws and regulations, including tax and zoning laws, and by interest rate levels and the availability and cost of financing.

We depend on leasing space to tenants on economically favorable terms and collecting rent from these tenants, who may not be able to pay

Our results of operations will depend on our ability to continue to lease space in our properties on economically favorable terms. If the sales of stores operating in our centers decline sufficiently, tenants might be unable to pay their existing minimum rents or expense recovery charges, since these rents and charges would represent a higher percentage of their sales. If our tenants’ sales decline, new tenants would be less likely to be willing to pay minimum rents as high as they would otherwise pay. In addition, as substantially all of our income is derived from rentals of real property, our income and cash available for distribution to our stockholders would be adversely affected if a significant number of lessees were unable to meet their obligations to us. During times of economic recession, these risks will increase.

Bankruptcy or store closures of tenants may decrease our revenues and available cash

A number of companies in the retail industry, including some of our tenants, have declared bankruptcy or voluntarily closed certain of their stores in recent years. The bankruptcy or closure of a major tenant, particularly an anchor tenant, may have a material adverse effect on the retail properties affected and the income produced by these properties and may make it substantially more difficult to lease the remainder of the affected retail properties. Our leases generally do not contain provisions designed to ensure the creditworthiness of the tenant. As a result, the bankruptcy or closure of a major tenant could result in a lower level of cash available for distribution.

We may be negatively impacted by department store consolidations

Department store consolidations, such as K-Mart’s pending acquisition of Sears and Federated’s pending acquisition of May Department Stores.  With respect to existing department stores, we may be unable to re-lease this area or to re-lease it on comparable or more favorable terms.  Additionally, department store closures could result in decreased customer traffic which could lead to decreased sales at other stores.  Rents obtained from other tenants may also be adversely impacted.  Consolidations may also negatively affect current and future development and redevelopment projects.

It may be difficult to buy and sell real estate quickly, and transfer restrictions apply to some of our mortgaged properties

Equity real estate investments are relatively illiquid, and this characteristic tends to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. In addition, significant expenditures associated with each equity investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investment. If income from a property declines while the related expenses do not decline, our income and cash available for distribution would be adversely affected. A significant portion of our properties are mortgaged to secure payment of indebtedness, and if we were unable to meet our mortgage payments, we could lose money as a result of foreclosure on the properties by the various mortgagees. In addition, if it becomes necessary or desirable for us to dispose of one or more of the mortgaged properties, we might not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect the level of cash available for distribution.

RISKS RELATED TO OUR BUSINESS

We may acquire or develop new properties, and this activity is subject to various risks

We intend to continue to pursue development and expansion activities as opportunities arise. In connection with any development or expansion, we will be subject to various risks, including the following:

•                  we may abandon development or expansion activities;

•                  construction costs of a project may exceed original estimates or available financing, possibly making the project unfeasible or unprofitable;

•                  we may not be able to obtain financing or to refinance construction loans, which generally have full recourse to us;

•                  we may not be able to obtain zoning, occupancy or other required governmental permits and authorizations;

•                  occupancy rates and rents at a completed project may not meet projections and, therefore, the project may not be profitable; and

•                  we may need anchor, mortgage lender and property partner approvals, if applicable, for expansion activities.

If a development project is unsuccessful, our loss could exceed our investment in the project.

We may incur costs to comply with environmental laws

Under various federal, state or local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property, and may be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred by the parties in connection with the contamination. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous or toxic substances. The presence of contamination or the failure to remediate contamination may adversely affect the owner’s ability to sell or lease real estate or to borrow using the real estate as collateral. Other federal, state and local laws, ordinances and regulations require abatement or removal of asbestos-containing materials in the event of demolition or some renovations or remodeling and also govern emissions of and exposure to asbestos fibers in the air. Federal and state laws also regulate the operation and removal of underground storage tanks. In connection with the ownership, operation and management of our properties, we could be held liable for the costs of remedial action with respect to these regulated substances or tanks or related claims.

Each of our properties has been subjected to varying degrees of environmental assessment at various times.  However, the identification of new areas of contamination, a change in the extent or known scope of contamination or changes in cleanup requirements could result in significant costs to us.

Our Nevada properties are vulnerable to special local economic and environmental conditions

We own significant properties in Nevada, including the following: approximately 1.0 million rentable square feet of office and industrial space in the Las Vegas area; Fashion Show, an approximately 1.8 million square foot regional shopping center located on “the Strip” in Las Vegas and approximately 6,900 saleable acres of development and investment land located primarily in Summerlin.

Lack of water and air quality issues could adversely affect our development activities

The Las Vegas metropolitan area is a desert environment where the ability to develop real estate is largely dependent on the continued availability of water.  The Las Vegas metropolitan area has a limited supply of water to service future development, and it may not be successful in obtaining new sources of water.  If new sources of water prove to be inadequate, our development activities could be adversely affected.

The Las Vegas Valley is classified as a serious PM-10 and serious carbon monoxide nonattainment area by the U.S. Environmental Protection Agency, or EPA.  Both PM-10 and carbon monoxide are pollutants for which the EPA has established National Ambient Air Quality Standards.  The EPA has approved State Implementation Plans (“SIPs”) submitted by the Clark County Air Quality Management Board for each pollutant, describing measures to be required to bring the region’s air into attainment for these pollutants.  The SIPs will affect the cost of development, but are not expected to have a material impact on us.

Location of a radioactive waste repository at Yucca Mountain could have an adverse effect on our properties in the Las Vegas area

In 2002, the President and Congress approved the Yucca Mountain site in Nevada for development of a repository site for highly radioactive materials.  Yucca Mountain is located approximately 100 miles from Las Vegas.  For the project to proceed, other approvals are necessary, including a license from the U.S. Nuclear Regulatory Commission or NRC.  The Department of Energy’s 2003 Strategic Plan, dated September 30, 2003, listed the licensing, construction and operation of the repository site at Yucca Mountain by 2010 as a major goal.  In July 2004, the United States Court of Appeals for the D.C. Circuit rejected a number of challenges brought by the State of Nevada, local governmental units, environmental groups and trade associations with respect to the proposed Yucca Mountain repository and invalidated a portion of the EPA’s and NRC’s regulations governing the proposed repository.  The location of a repository site at Yucca Mountain could have an adverse effect on the Las Vegas economy and on our properties in the Las Vegas area.

If necessary infrastructure is not developed or maintained in the Las Vegas area, our development efforts may be materially delayed or our development costs may materially increase

The rate of growth in the Las Vegas metropolitan area has been straining the capacity of the existing infrastructure, particularly schools, water delivery systems, transportation systems, flood control programs and sewage treatment facilities. Federal, state and local government agencies finance the construction of infrastructure improvements through various means, including general obligation bond issues, some of which require voter approval. The failure of these agencies to obtain financing for, or to complete, infrastructure improvements could materially delay our development efforts in the area or materially increase our developments costs through the imposition of impact fees and other fees and taxes, or by requiring us to construct or fund portions of the infrastructure.

Nevada Power Company is the electric utility provider in Southern Nevada. On September 26, 2003, the U. S. Bankruptcy Court for the Southern District of New York, the court with jurisdiction over Enron Corp.’s Chapter 11 proceedings, entered a judgment in favor of Enron against Nevada Power, its parent company and an affiliate (collectively, the “Utilities”) for damages in an amount of $338 million in a dispute involving early termination of electricity supply contracts. On November 6, 2003, the court stayed execution of this judgment pending appeal by the Utilities. The court required the Utilities to deposit in escrow during the stay $338 million of bonds secured by its assets plus cash to secure payment of the judgment. On October 10, 2004, the U.S. District Court for the Southern District of New York rendered a decision in the Utilities’ appeal and vacated the prior judgment entered by the Bankruptcy Court against the Utilities in favor of Enron and remanded the case to the Bankruptcy Court for fact-finding on several issues.

Nevada Power’s parent has stated that an adverse development with respect to a combination of uncertainties, including the Enron dispute mentioned above and various other matters, could adversely affect Nevada Power’s financial position, results of operations and liquidity, and could make it difficult for Nevada Power to continue to operate outside of bankruptcy. In addition to providing electricity, Nevada Power constructs infrastructure, such as transformer substations and distribution lines that serve development and investment land located in Summerlin. Any delay or failure of Nevada Power to construct infrastructure improvements or provide other utility services could materially delay our development efforts in the area and materially increase our development costs.

Increased availability of gambling outside of Las Vegas could adversely affect our properties in the Las Vegas area

A number of other states have legalized casino gaming and other forms of gambling.  A number of states have also negotiated contracts with Indian tribes under the U.S. Indian Gaming Regulatory Act of 1988 that permits gaming on Indian lands.  These additional gaming venues create alternative destinations for gamblers and tourists who might otherwise visit Las Vegas.  These gaming venues could have an adverse effect on the Las Vegas economy and on our properties in the Las Vegas area.

We are in a competitive business

There are numerous shopping facilities that compete with our properties in attracting retailers to lease space. In addition, retailers at our properties face continued competition from discount shopping centers, lifestyle centers, outlet malls, wholesale and discount shopping clubs, direct mail, telemarketing, television shopping networks and shopping via the Internet. Competition of this type could adversely affect our revenues and cash available for distribution to stockholders.

We compete with other major real estate investors with significant capital for attractive investment opportunities. These competitors include REITs, investment banking firms and private institutional investors. This competition has increased prices for commercial properties and may impair our ability to make suitable property acquisitions on favorable terms in the future.

Some of our potential losses may not be covered by insurance

We carry comprehensive liability, fire, flood, earthquake, terrorism, extended coverage and rental loss insurance on all of our properties. We believe the policy specifications and insured limits of these policies are adequate and appropriate. There are, however, some types of losses, including lease and other contract claims, that generally are not insured. If an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. If this happens, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property.

If the Terrorism Risk Insurance Act is not extended beyond 2005, we may incur higher insurance costs and greater difficulty in obtaining insurance which covers terrorist-related damages.  Our tenants may also experience similar difficulties.

We are subject to risks that affect the general retail environment

Our concentration in the regional mall market means that we are subject to factors that affect the retail environment generally, including the level of consumer spending, the willingness of retailers to lease space in our shopping centers and tenant bankruptcies. In addition, we are exposed to the risk that terrorist activities, or the threat of such activities, may discourage consumers from visiting our malls and impact consumer confidence.

Inflation may adversely affect our financial condition and results of operations

Should inflation rates increase in the future, we may experience any or all of the following:

•                  Tenant sales may decrease as a result of decreased consumer spending which could result in lower percentage rents;

•                  We may be unable to replace or renew expiring leases with new leases at higher base and/or percentage rents; and

•                  We may be unable to receive reimbursement from our tenants for their share of certain operating expenses, including common area maintenance, real estate taxes and insurance.

Inflation also poses a potential threat to us due to the probability of future increases in interest rates.  Such increases would adversely impact us due to our outstanding variable-rate debt as well as result in higher interest rates on new fixed-rate debt.

RISKS RELATED TO OUR ORGANIZATIONAL AND FINANCIAL STRUCTURE THAT GIVE RISE TO
OPERATIONAL AND FINANCIAL RISKS, INCLUDING THOSE DESCRIBED BELOW

We share control of some of our properties with other investors and may have conflicts of interest with those investors

As of December 31, 2004, we owned partial interests in various retail and commercial properties (referred to in our Annual Report as the Unconsolidated Properties). We generally make all operating decisions for these properties, but we are required to make other decisions with the other investors who have interests in the relevant property or properties. For example, the consent of certain of the other relevant investors is required with respect to approving operating budgets, refinancing, encumbering, expanding or selling any of these properties. We might not have the same interests as the other investors in relation to these transactions. Accordingly, we might not be able to favorably resolve any of these issues, or we might have to provide financial or other inducement to the other investors to obtain a favorable resolution.

In addition, various restrictive provisions and rights apply to sales or transfers of interests in our jointly owned properties. These may work to our disadvantage because, among other things, we might be required to make decisions about buying or selling interests in a property or properties at a time that is disadvantageous to us or we might be required to purchase the interests of our partners in our jointly owned properties.

Bankruptcy of joint venture partners could impose delays and costs on us with respect to the jointly owned retail properties

The bankruptcy of one of the other investors in any of our jointly owned shopping centers could materially and adversely affect the relevant property or properties. Under the bankruptcy laws, we would be precluded by the automatic stay from taking some actions affecting the estate of the other investor without prior approval of the bankruptcy court, which would, in most cases, entail prior notice to other parties and a hearing in the bankruptcy court. At a minimum, the requirement to obtain court approval may delay the actions we would or might want to take. If the relevant joint venture through which we have invested in a property has incurred recourse obligations, the discharge in bankruptcy of one of the other investors might result in our ultimate liability for a greater portion of those obligations than we would otherwise bear.

Our substantial indebtedness could adversely affect our financial health and operating flexibility

We have a substantial amount of indebtedness. As a result, we are required to use a portion of our cash flow to service principal and interest on our debt, which will limit the free cash flow available for other desirable business opportunities.  Our substantial indebtedness could have important consequences to us including:

•                  limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of our growth strategy or other purposes;

•                  limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service the debt;

•                  increasing our vulnerability to general adverse economic and industry conditions;

•                  limiting our ability to capitalize on business opportunities, including the acquisition of additional properties, and to react to competitive pressures and adverse changes in government regulation;

•                  placing us at a competitive disadvantage as compared to our competitors that have less leverage;

•                  limiting our ability or increasing the costs to refinance indebtedness; and

•                  limiting our ability to enter into marketing and hedging transactions by reducing the number of counterparties with whom we can enter into such transactions as well as the volume of those transactions.

We have partners who have tax protection arrangements and other tax-related obligations to certain partners

We own properties through partnerships which have arrangements in place that protect the deferred tax situation of our existing third party limited partners.  Violation of these arrangements could impose costs on us.  As a result, we may be restricted with respect to decisions such as financing, encumbering, expanding or selling these properties.

Several of our joint venture partners are tax-exempt.  As such, they are taxable to the extent of their share of unrelated business taxable income generated from these properties.  As the managing partner in these joint ventures, we have obligations to avoid the creation of unrelated business taxable income at these properties.  Breach of these obligations could impose costs on us.  As a result, we may be restricted with respect to decisions such as financing and revenue generation with respect to these properties.

Representatives of the holders of interests of a contingent stock agreement have asserted that the TRC merger is a prohibited transaction.

In connection with the acquisition of The Hughes Corporation in 1996, The Rouse Company ("TRC") entered into a Contingent Stock Agreement ("CSA") under which TRC agreed to issue a formula-based number of additional shares of TRC common stock to holders of interests under the CSA for a period running through December 31, 2009. Under the CSA, TRC cannot enter into a "prohibited transaction" without consent of a majority of the interests under the CSA. A "prohibited transaction" includes a merger that (1) would render TRC or a successor incapable of, or restricted from, delivering (on a timely basis) freely tradable and readily marketable securities comparable to TRC common stock or (2) could reasonably be expected to have a prejudicial effect on the holders of interests under the CSA with respect to their non-taxable receipt of securities pursuant to the CSA.

On October 15, 2004, the representatives of the holders of interests under the CSA advised GGP that they believed that the merger constitutes a "prohibited transaction" because, among other reasons, it could reasonably be expected to have a prejudicial effect on the holders with respect to their non-taxable receipt of securities pursuant to the CSA.

On October 19, 2004, GGP delivered to the representatives an executed assumption agreement whereby they agreed, for the benefit of the holders of interests under the CSA and the representatives, to perform the CSA as successor to TRC, in the same manner and to the same extent that TRC would be required to perform the CSA if no succession had taken place. Under the assumption agreement, GGP assumed TRC's obligation under the CSA to issue shares of common stock twice a year to holders of interests under the CSA and the representatives. The amount of shares is based upon a formula set forth under the CSA and upon GGP's stock price. Such issuances could be dilutive to GGP's existing stockholders. In addition, under the assumption agreement, GGP agreed that following the effective time of the TRC Merger there will not be a prejudicial effect on the holders of interests under the CSA and the representatives with respect to their non-taxable receipt of securities pursuant to the CSA as a result of the TRC Merger and that securities delivered pursuant to the CSA will be freely tradable and readily marketable. GGP further agreed to indemnify and hold harmless the holders against losses arising out of any breach by GGP of the foregoing covenants.

GGP believes that all applicable requirements of the CSA have been satisfied in connection with the TRC Merger and that the TRC Merger does not constitute a "prohibited transaction". In order to minimize any uncertainty and any risk of delay in consummation of the merger, on October 19, 2004, GGP filed an action in Delaware Chancery Court against the representatives and the class of all holders of interests under the CSA seeking a declaratory judgment that the Merger is not a "prohibited transaction".